Docebo Reports First Quarter 2024 Results

TORONTO, ONTARIO - May 09, 2024 - Docebo Inc. (NASDAQ: DCBO; TSX:DCBO) (“Docebo” or the “Company”), a leading learning platform provider with a foundation in artificial intelligence (AI) and innovation, announced financial results for the three months ended March 31, 2024. All amounts are expressed in US dollars unless otherwise stated.

"First quarter revenues and profitability exceeded expectations as Docebo's innovative learning platform continued to gain traction with customers requiring a modern, robust learning solution," said Alessio Artuffo, Interim Chief Executive Officer, President and Chief Operating Officer. "During the quarter, we passed the $200 million mark in Annual Recurring Revenue (ARR). This achievement is only possible thanks to the support of our loyal customers, partners, and Docebians worldwide."

First Quarter 2024 Financial Highlights
•Subscription revenue of $47.9 million, an increase of 23% from the comparative period in the prior year, represented 93% of total revenue.
•Total revenue of $51.4 million, an increase of 24% from the comparative period in the prior year.
•Gross profit of $41.5 million, an increase of 24% from the comparative period in the prior year, represented 80.7% of revenue, compared to 80.6% of revenue for the comparative period in the prior year.
•Net income of $5.2 million, or $0.17 per share, compared to net income of $1.2 million, or $0.04 per share for the comparative period in the prior year.
•Adjusted Net Income1 of $7.3 million, or Adjusted Earnings per share of $0.24, compared to Adjusted Net Income of $3.2 million, or Adjusted Earnings per share of $0.10 for the comparative period in the prior year.
•Annual Recurring Revenue (“ARR”)1 added during the quarter of $7.8 million, after adjusting for the negative impact of $0.9 million resulting from the strengthening of the U.S. dollar relative to foreign currencies. As at March 31, 2024, ARR was $201.2 million, an increase of $36.3 million (or 22%) from $164.9 million as at the end of the first quarter of 2023.
•Adjusted EBITDA1 of $7.5 million, representing 14.5% of total revenue, compared to Adjusted EBITDA of $2.2 million, representing 5.3% of total revenue, for the comparative period in the prior year.
•Cash flow from operating activities of $8.4 million, compared to negative $(2.2) million for the comparative period in the prior year.
•Free Cash Flow1 of $9.2 million, representing 17.9% of total revenue, compared to negative $(2.3) million, representing (5.5)% of total revenue, for the comparative period in the prior year.

First Quarter 2024 Business Highlights
•Docebo is now used by 3,833 customers, an increase from 3,506 customers at the end of March 31, 2023.
•Strong growth in Average Contract Value1, calculated as total Annual Recurring Revenue divided by the number of active customers, from $47,034 as at March 31, 2023 to $52,492 as at March 31, 2024.
•A notable new customer win in the quarter includes Ansys, a global company and leader in engineering simulation software. For more than 50 years, Ansys software has enabled innovators across industries to push boundaries by using the predictive power of simulation. Ansys is collaborating with Docebo to develop a scalable customer learning academy built to fuel growth and enable an expanding customer base with the right tools to succeed.
•GovCIO is a rapidly growing provider of advanced technology solutions and digital services for the US federal government. Combining extensive federal experience with the latest innovations in IT and disruptive approaches, their experts develop comprehensive solutions to meet the most pressing demands of today’s government agencies.  The company chose Docebo for its onboarding, compliance, professional development, and leadership training use case needs.
•A large professional sports association based in the United Kingdom has partnered with Docebo to support a variety of external and internal use cases including revenue generating customer and partner education, membership training, onboarding, professional development, leadership training, and compliance training.

•Docebo was selected by the Centre for Addiction and Mental Health (CAMH) to address their external use case requirements in customer and partner education, and membership training. CAMH is Canada's largest mental health teaching hospital and one of the world's leading research centers in its field. CAMH is fully affiliated with the University of Toronto and is a Pan American Health Organization/World Health Organization Collaborating Centre and has a dedicated staff of more than 5,000 physicians, clinicians, researchers, educators and support staff. CAMH offers outstanding clinical care to more than 38,000 patients each year.
•A Big 4 US-based bank operating globally is expanding their use of Docebo’s learning platform for a variety of internal use cases including customer support, professional services and engineering enablement, onboarding, and compliance training.
•Working with government distributor partner Carahsoft, Docebo is expanding its agreement with an agency within the Department of Transportation for a northeastern state to address their onboarding, compliance and leadership training.

1 Please refer to “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” section of this press release.

First Quarter 2024 Results

Selected Financial Measures

	Three months ended March 31,
	2024	2023	Change	Change
	$	$	$	%
Subscription Revenue (in thousands of US dollars)	47,890	38,844	9,046	23.3%
Professional Services (in thousands of US dollars)	3,513	2,615	898	34.3%
Total Revenue (in thousands of US dollars)	51,403	41,459	9,944	24.0%

Gross Profit (in thousands of US dollars)	41,477	33,405	8,072	24.2%
Percentage of Total Revenue	80.7%	80.6%

Net Income (in thousands of US dollars)	5,169	1,245	3,924	315.2%

Cash Provided by (used in) Operating Activities (in thousands of US dollars)	8,426	(2,181)	10,607	486.3%

Key Performance Indicators and Non-IFRS Measures

	As at March 31,
	2024	2023	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	201.2	164.9	36.3	22.0%
Average Contract Value (in thousands of US dollars)	52.5	47.0	5.5	11.7%
Customers	3,833	3,506	327	9.3%

	Three months ended March 31,
	2024	2023	Change	Change
	$	$	$	%
Adjusted EBITDA (in thousands of US dollars)	7,467	2,210	5,257	237.9%
Adjusted Net Income (in thousands of US dollars)	7,274	3,227	4,047	125.4%
Adjusted Earnings per Share - Basic	0.24	0.10	0.14	140.0%
Adjusted Earnings per Share - Diluted	0.23	0.09	0.14	155.6%
Working Capital (in thousands of US dollars)	27,354	179,982	(152,628)	(84.8)%
Free Cash Flow (in thousands of US dollars)	9,198	(2,288)	11,486	502.0%

Financial Outlook

Docebo is providing financial guidance for the three months ended June 30, 2024 as follows:

•Total revenue between $52.2 and $52.4 million

•Adjusted EBITDA as a percentage of total revenue between 14.0% to 15.0%

Management expects subscription revenue to grow about one percentage point higher than overall company revenue while professional services revenue to be down sequentially from Q1.

Docebo is providing financial guidance for the fiscal year ended December 31, 2024 as follows:

•Total revenue growth between 17.0% to 18.5%
•Adjusted EBITDA as a percentage of total revenue between 14.5% to 15.5%

The information in this section is forward-looking. Please see the sections entitled “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” and “Key Performance Indicators” in this press release for how we define “Adjusted EBITDA” and the section entitled “Forward-Looking Information.” A reconciliation of forward-looking “Adjusted EBITDA” to the most directly comparable IFRS measure is not available without unreasonable effort, as certain items cannot be reasonably predicted because of their high variability, complexity and low visibility. Docebo believes that this type of guidance provides useful insight into the anticipated performance of its business.

Renewal of NCIB

Docebo also announced today that the Toronto Stock Exchange has approved its notice of intention to renew its normal course issuer bid (“NCIB”) for its common shares (“Shares”). The renewed NCIB will be made in accordance with the requirements of the Toronto Stock Exchange.

Pursuant to the notice, Docebo is authorized to acquire up to a maximum of 1,764,037 Shares, or 10% of the Company’s public float as of May 6, 2024, for cancellation over the next 12 months. Purchases under the NCIB will be made through the facilities of the Toronto Stock Exchange, other designated exchanges and/or Canadian alternative trading systems and in accordance with applicable regulatory requirements at a price per Share equal to the market at the time of acquisition. The number of Shares that can be purchased pursuant to the NCIB is subject to a current daily maximum of 14,962 Shares (which is equal to 25% of 59,851 Shares, being the average daily trading volume during the six months ended April 30, 2024), in each case subject to Docebo’s ability to make one block purchase of Shares per calendar week that exceeds such limits.

Docebo may begin to purchase Shares on or about May 20, 2024 and the bid will terminate on May 19, 2025 or such earlier time as Docebo completes its purchases pursuant to the bid or provides notice of termination. Any Shares purchased under the NCIB will be cancelled upon their purchase. Docebo intends to fund the purchases out of its available cash.

In connection with the renewal of the NCIB, Docebo has also renewed its automatic securities purchase plan (the “Plan”) with its designated broker to facilitate the purchase of Shares under the NCIB at times when Docebo would ordinarily not be permitted to purchase Shares due to regulatory restrictions or self-imposed blackout periods. Under the Plan, before entering a self-imposed blackout period, Docebo may, but is not required to, ask the designated broker to make purchases under the NCIB within specified parameters. Outside of the pre-determined blackout periods, Shares may be purchased under the NCIB based on the discretion of Docebo’s management, in compliance with TSX rules and applicable securities laws. Docebo may elect to suspend or discontinue its NCIB in accordance with certain conditions set forth in the Plan. The Plan will be effective as of May 20, 2024.

Under its previous NCIB which commenced on May 18, 2023 and expires on May 17, 2024, Docebo was authorized to repurchase up to 1,650,672 of its common shares, representing approximately 5% of the total shares outstanding. As of May 9, 2024, Docebo has repurchased and cancelled a total of 1,523,608 common shares at an average price of $38.56 (C$51.13) per common share for total cash consideration, including transaction costs, of $58.7 million. All repurchases under the NCIB within the past 12 months were conducted through the facilities of the Toronto Stock Exchange, other designated exchanges and/or Canadian alternative trading systems.

Docebo believes that the purchases are in the best interest of the Company and constitute a desirable use of its funds. The focus of the Company remains on making investments to promote the long-term growth and profitability of the business while creating immediate value for shareholders by executing the NCIB.

Conference Call

Management will host a conference call on Friday, May 10, 2024 at 8:00 am ET to discuss these first quarter results. To access the conference call, please dial +1.646.960.0169 or +1-888-440-6849 or access the webcast at

https://docebo.inc/events-and-presentations/default.aspx. The Company will post Prepared Management Remarks in (.pdf format) regarding its Q1-2024 results which will be the subject of this call on the Investor Relations section of Docebo’s website at https://investors.docebo.com.

The unaudited condensed consolidated interim financial statements for the three months ended March 31, 2024 and Management’s Discussion & Analysis for the same period have been filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Alternatively, these documents along with a presentation in connection with the conference call can be accessed online at https://investors.docebo.com.

An archived recording of the conference call will be available until May 17, 2024 and for 90 days on our website. To listen to the recording, please visit the webcast link which can be found on Docebo’s investor relations website at https://docebo.inc/events-and-presentations/default.aspx or call +1.647.362.9199 or 1-800-770-2030 and enter passcode 8722408#.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information in this press release includes, but is not limited to, statements regarding the Company’s business; the guidance for the three months ended June 30, 2024 and fiscal year ended December 31, 2024 in respect of total revenue, and Adjusted EBITDA as a percentage of total revenue discussed under “Financial Outlook” in this press release; our 2024 product roadmap, the expanded use of AI across our platform; future financial position and business strategy; the learning management industry; our growth rates and growth strategies; addressable markets for our solutions; the achievement of advances in and expansion of our platform; expectations regarding our revenue and the revenue generation potential of our platform and other products; our business plans and strategies; and our competitive position in our industry. This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to attract and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; currency exchange and interest rates; the impact of inflation and global macroeconomic conditions; the impact of competition; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:

•the Company’s ability to execute its growth strategies;
•the impact of changing conditions in the global corporate e-learning market;
•increasing competition in the global corporate e-learning market in which the Company operates;
•fluctuations in currency exchange rates and volatility in financial markets;
•changes in the attitudes, financial condition and demand of our target market;
•the Company’s ability to operate its business and effectively manage its growth under evolving macroeconomic conditions, such as high inflation and recessionary environments;
•developments and changes in applicable laws and regulations;

•fluctuations in the length and complexity of the sales cycle for our platform, especially for sales to larger enterprises;
•issues in the use of AI in our platform may result in reputational harm or liability;
•such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form dated February 22, 2024 (“AIF”), which is available under our profile on SEDAR+ at www.sedar.com.

Our guidance for the three months ended June 30, 2024 and fiscal year ended December 31, 2024 in respect of total revenue, and Adjusted EBITDA as a percentage of total revenue is subject to certain assumptions and associated risks as stated under “Forward-Looking Statements,” and in particular the following:
•currency assumptions, in particular that the US dollar will remain strong against other major currencies;
•there will be continued macro-economic headwinds that will specifically affect our SMB and lower mid-market customers;
•there will be a seven-figure negative impact on our Annual Recurring Revenue base resulting from a large enterprise customer terminating its agreement with us following a sale to an organization that has an in-house LMS;
•our ability to win business from new customers and expand business from existing customers;
•the timing of new customer wins and expansion decisions by our existing customers;
•maintaining our customer retention levels, and specifically, that customers will renew contractual commitments on a periodic basis as those commitments come up for renewal, at rates not materially inconsistent with our historical experience; and
•with respect to Adjusted EBITDA as a percentage of revenue, our ability to contain expense levels while expanding our business.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in the “Summary of Factors Affecting our Performance” section of our MD&A for the three months ended March 31, 2024 and in the “Risk Factors” section of our AIF, should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our AIF, can be found on SEDAR+ at www.sedar.com.

About Docebo

Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and measure the business impact of their learning programs. With Docebo’s end-to-end learning platform, organizations worldwide are equipped to deliver scaled, personalized learning across all their audiences and use cases, driving growth and powering their business.

For further information, please contact:

Mike McCarthy
Vice President - Investor Relations
(214) 830-0641
mike.mccarthy@docebo.com

Results of Operations

The following table outlines our unaudited condensed consolidated interim statements of income and comprehensive income for the following periods:

	Three months ended March 31,
(In thousands of US dollars, except per share data)	2024	2023
	$	$
Revenue	51,403	41,459
Cost of revenue	9,926	8,054
Gross profit	41,477	33,405

Operating expenses
General and administrative	8,155	7,556
Sales and marketing	16,433	16,772
Research and development	10,412	7,377
Share-based compensation	1,932	1,267
Foreign exchange (gain) loss	(500)	102
Depreciation and amortization	818	707
	37,250	33,781
Operating income (loss)	4,227	(376)

Finance income, net	(545)	(2,167)
Other (income) loss	(1)	183
Income before income taxes	4,773	1,608

Income tax (recovery) expense	(396)	363

Net income	5,169	1,245

Other comprehensive loss (income)
Item that may be reclassified subsequently to income:
Exchange loss (gain) on translation of foreign operations	897	(159)

Comprehensive income	4,272	1,404

Earnings per share - basic	0.17	0.04
Earnings per share - diluted	0.17	0.04
Weighted average number of common shares outstanding - basic	30,319,606	33,153,231
Weighted average number of common shares outstanding - diluted	31,044,036	34,159,651

Key Statement of Financial Position Information

(In thousands of US dollars, except percentages)	March 31, 2024	December 31, 2023	Change	Change
	$	$	$	%
Cash and cash equivalents	80,648	71,950	8,698	12.1%
Total assets	173,075	158,375	14,700	9.3%
Total liabilities	113,434	107,654	5,780	5.4%
Total long-term liabilities	5,049	5,957	(908)	(15.2)%

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This press release makes reference to certain non-IFRS measures including key performance indicators used by management and typically used by our competitors in the software-as-a-service (“SaaS”) industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures referred to in this press release include “Annual Recurring Revenue”, “Average Contract Value ”, “Adjusted EBITDA”, “Adjusted Net Income”, “Adjusted Earnings per Share - Basic and Diluted”, “Working Capital” and “Free Cash Flow”.

Key Performance Indicators

We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provides us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

•Annual Recurring Revenue: We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including Original Equipment Manufacturer (“OEM”) contracts) as at the date being measured, excluding non-recurring revenues from implementation, support and maintenance fees. Our customers generally enter into one to three year contracts which are non-cancellable or cancellable with penalty. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

•Average Contract Value: Average Contract Value is calculated as total Annual Recurring Revenue divided by the number of active customers.

Annual Recurring Revenue and Average Contract Value as at March 31 was as follows:

	2024	2023	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	201.2	164.9	36.3	22.0%
Average Contract Value (in thousands of US dollars)	52.5	47.0	5.5	11.7%

Adjusted EBITDA

Adjusted EBITDA is defined as net income excluding net finance income, depreciation and amortization, income taxes, share-based compensation and related payroll taxes, other income, foreign exchange gains and losses, acquisition related compensation, transaction related expenses and restructuring costs, if any.

The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net income.

The following table reconciles Adjusted EBITDA to net income for the periods indicated:

	Three months ended March 31,
(In thousands of US dollars)	2024	2023
	$	$
Net income	5,169	1,245
Finance income, net(1)	(545)	(2,167)
Depreciation and amortization(2)	818	707
Income tax (recovery) expense	(396)	363
Share-based compensation(3)	1,932	1,267
Other income(4)	(1)	183
Foreign exchange (gain) loss(5)	(500)	102
Acquisition related compensation(6)	990	256
Transaction related expenses(7)	—	254
Adjusted EBITDA	7,467	2,210
Adjusted EBITDA as a percentage of total revenue	14.5%	5.3%

(1)Finance income, net, is primarily related to interest income earned on cash and cash equivalents as the funds are invested in highly liquid short-term interest-bearing marketable securities which is offset by interest expenses incurred on lease obligations, and contingent consideration.

(2)Depreciation and amortization expense is primarily related to depreciation expense on right-of-use assets (“ROU assets”), property and equipment and acquired intangible assets.

(3)These expenses represent non-cash expenditures recognized in connection with the issuance of share-based compensation to our employees and directors and cash payroll taxes paid on gains earned by option holders when stock options are exercised.

(4)Other (income) expense, net is primarily comprised of rental income from subleasing office space.

(5)These non-cash gains and losses relate to foreign exchange translation.

(6)These costs represent the earn-out portion of the consideration paid to the vendors of previously acquired businesses that is associated with the achievement of certain acquisition related performance and employment obligations.

(7)These expenses relate to professional, legal, consulting, accounting and other fees related to acquisition activities that would otherwise have not been incurred and are not considered an expense indicative of continuing operations.

Adjusted Net Income and Adjusted Earnings per Share - Basic and Diluted

Adjusted Net Income is defined as net income excluding amortization of intangible assets, share-based compensation and related payroll taxes, acquisition related compensation, transaction related expenses, restructuring costs, foreign exchange gains and losses, and income taxes.

Adjusted Earnings per share - basic and diluted is defined as Adjusted Net Income divided by the weighted average number of common shares (basic and diluted).

The IFRS measure most directly comparable to Adjusted Net Income presented in our financial statements is net income.

The following table reconciles net income to Adjusted Net Income for the periods indicated:

	Three months ended March 31,
(In thousands of US dollars)	2024	2023
	$	$
Net income for the period	5,169	1,245
Amortization of intangible assets	173	85
Share-based compensation	1,932	1,267
Acquisition related compensation	990	256
Transaction related expenses	—	254
Foreign exchange (gain) loss	(500)	102
Income tax (recovery) expense related to adjustments(1)	(490)	18
Adjusted net income (loss)	7,274	3,227

Weighted average number of common shares - basic	30,319,606	33,153,231
Weighted average number of common shares - diluted	31,044,036	34,159,651
Adjusted earnings per share - basic	0.24	0.10
Adjusted earnings per share - diluted	0.23	0.09
(1) This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.

Working Capital

Working Capital as at March 31, 2024 and 2023 was $27.4 million and $180.0 million, respectively. Working Capital is defined as current assets, excluding the current portion of the net investment in finance lease and contract costs, minus current liabilities, excluding borrowings, if any, and the current portion of contingent consideration and lease obligations. Working Capital is not a recognized measure under IFRS.

The following table represents the Company’s working capital position as at March 31, 2024 and 2023:

	2024	2023
	$	$
Current assets	140,906	274,969
Less: Current portion of net investment in finance lease	(81)	(81)
Less: Current portion of contract acquisition costs	(6,893)	(4,732)
Current assets, net of net investment in finance lease and contract acquisition costs	133,932	270,156

Current liabilities	108,385	92,883
Less: Current portion of contingent consideration	—	(1,083)
Less: Current portion of lease obligations	(1,807)	(1,626)
Current liabilities, net of contingent consideration and lease obligations	106,578	90,174
Working capital	27,354	179,982

Free Cash Flow

Free Cash Flow is defined as cash flows from operating activities less cash used for purchases of property and equipment and capitalized internal-use software costs, plus non-recurring expenditures such as the payment of acquisition-related compensation, the payment of transaction-related costs, and the payment of restructuring costs. Free Cash Flow is not a recognized measure under IFRS. The IFRS measure most directly comparable to Free Cash Flow presented in our financial statements is cash flow from operating activities.

The following table reconciles our cash flows from operating activities to Free Cash Flow:

	Three months ended March 31,
(In thousands of US dollars)	2024	2023
	$	$
Cash flow from (used in) operating activities	8,426	(2,181)
Purchases of property and equipment	(203)	(107)
Acquisition related compensation paid	669	—
Transaction related expenses paid	306	—

Free cash flow	9,198	(2,288)
Free cash flow as a percentage of total revenue	17.9%	(5.5)%